James Wes McConnaughay Work History

James McConnaughay is a successful CTO/CIO who has led digital transformation, innovation, agile, and data science programs in multiple organizations as a consultant. He has transformed underperforming businesses by delivering new digital products, investing in strategic technologies, enabling agile practices, outsourcing commodity services and establishing performance metrics.

James is an entrepreneur and specialist in agile management practices, big data, developer programs, data science, data warehousing, NoSQL XML search technologies, CMS content management systems, media and publishing technologies, social networking, CRM, Digital Marketing solutions, web analytics, digital advertising, and enterprise collaboration practices. James has created data driven applications that make impactful changes to legacy processes through automation and a unique insight into how data can be used to answer questions you have not thought of yet.

James has been a consultant as a fractional CTO / CIO for Vans Kitchen and Garcia Technology for the past three years.